Filed Pursuant to Rule 433

File Numbers 333-263337-01 and 333-263337

BELL CANADA

Pricing Term Sheet

May 8, 2023

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:	5.100% Series US-8 Notes due 2033 (the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS)*:	Baa1 (Stable) / BBB+ (Stable) / BBB (high) (Stable)

Trade Date:	May 8, 2023

Settlement Date**:	May 11, 2023 (T+3)

Principal Amount:	US$850,000,000

Maturity Date:	May 11, 2033

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	99-29+ / 3.509%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	-5.109%

Coupon:	5.100% per annum, accruing from May 11, 2023

Price to Public:	99.930% of principal amount

Interest Payment Dates:	May 11 and November 11 of each year, commencing November 11, 2023

Make-Whole Redemption:	Prior to February 11, 2033 (three months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by Bell Canada, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the Notes are scheduled to mature on February 11, 2033) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:

On or after February 11, 2033 (three months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	0778FP AL3 / US0778FPAL33

Joint Book-Running Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Passive Book-Running Managers:	BofA Securities, Inc. CIBC World Markets Corp.

Co-Managers:

Desjardins Securities Inc.

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated March 7, 2022, and Preliminary Prospectus Supplement dated May 8, 2023

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer expects that delivery of the Notes will be made to investors on or about May 11, 2023 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting BMO Capital Markets Corp., toll-free, at (866) 864-7760, Citigroup Global Markets Inc., toll-free, at (800) 831-9146, TD Securities (USA) LLC, toll-free at (855) 495-9846 and Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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